January 8, 2024

Mr. Jimmy McNamara

Mr. Jason Drory

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Scilex Holding Company

Registration Statement on Form S-3

File No. 333-276245

Filed December 22, 2023

CIK No. 0001820190

Dear Mr. McNamara and Mr. Drory:

On behalf of our client, Scilex Holding Company, a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated January 5, 2024 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-3 filed on December 22, 2023 (File No. 333-276245) (the “Registration Statement”).

Concurrent herewith, the Company has filed via EDGAR its Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s responses to the comments received from the Staff.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment No. 1. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3

Description of Capital Stock

Our Preferred Stock, page 11

1.	With respect to the Stock Purchase Agreement entered into on September 21, 2023, please disclose that you repurchased all of the shares of Scilex preferred stock owned by Sorrento.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Amendment No. 1 at page 11 to disclose that all of the 29,057,097 shares of the Series A Preferred Stock were repurchased from Sorrento pursuant to the terms of the Stock Purchase Agreement.

Item 16. Exhibits, page II-2

2.

Please file all material exhibits pursuant to Item 601(b)(10) of Regulation S-K. For example, we note that you have incurred significant debt in connection with Sorrento’s bankruptcy, including a $101,875,000 Note with Oramed Pharmaceuticals. Alternatively, please provide an analysis supporting your determination that such filing is not required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages II-2 through II-10 of Amendment No. 1 to include all material exhibits pursuant to Item 601(b)(10) of Regulation S-K, including the Senior Secured Promissory Note issued to Oramed Pharmaceuticals Inc. on September 21, 2023.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Elizabeth A. Razzano

Paul Hastings LLP

cc:	Jaisim Shah, Scilex Holding Company

Jeffrey T. Hartlin, Paul Hastings LLP